Exhibit 99.1

Bullish secures New York BitLicense from the NYDFS, paving way for U.S. launch

NEW YORK, September 17, 2025 – Bullish (NYSE:BLSH), an institutionally focused global digital asset platform that provides market infrastructure and information services, today announced that its U.S. digital asset trading and custody business, Bullish US Operations LLC, has been granted a BitLicense and Money Transmission License by the New York State Department of Financial Services (NYDFS). The license, officially defined as a ‘Virtual Currency Business Activity License’ by the NYDFS, allows Bullish to provide institutions and advanced traders in New York State digital asset spot trading and custody services. This is another key step in the expansion of Bullish’s global regulatory footprint.

“New York is widely recognized as being at the forefront of virtual currency regulation. Receiving our BitLicense and Money Transmission License from the New York Department of Financial Services is a testament to Bullish’s commitment to regulatory compliance and our dedication to building trusted, institutional-grade digital asset infrastructure in key global markets," said Tom Farley, CEO of Bullish. “As a former President of the New York Stock Exchange and a proud New Yorker, I look forward to Bullish's contribution to the city’s thriving financial ecosystem.”

“Securing the New York BitLicense is a significant regulatory milestone for our growth in the U.S. and also signals our credibility to operate within the financial capital of the world,” said Chris Tyrer, President of Bullish Exchange. “We believe that clear regulation drives responsible market evolution and institutional engagement. We look forward to offering New York's institutions and advanced traders Bullish’s regulated, high-performance digital asset services.”

Prospective institutional customers and advanced traders in New York State and elsewhere in the U.S. who are eager to onboard are encouraged to get in touch with a Bullish relationship manager.

Media: media@bullish.com

About Bullish

Bullish is an institutionally focused global digital asset platform that provides market infrastructure and information services. These include: Bullish Exchange – a regulated and institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity. Bullish Exchange is regulated in the United States, European Union, Hong Kong, and Gibraltar. CoinDesk Indices – a collection of tradable proprietary and single-asset benchmarks and indices that track the performance of digital assets for global institutions in the digital assets and traditional finance industries. CoinDesk Data - a broad suite of digital assets market data and analytics, providing real-time insights into prices, trends, and market dynamics. CoinDesk Insights – a digital asset media and events provider and operator of Coindesk.com, a digital media platform that covers news and insights about digital assets, the underlying markets, policy, and blockchain technology. For more information, please visit bullish.com and follow LinkedIn and X.

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Forward-Looking Statements

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